UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                TrueYou.Com, Inc.
                                -----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    897876108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages


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                                                               Page 2 of 5 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          804,430,304
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         921,059,726
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   921,059,726

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)
                                    98.0%

12       Type of Reporting Person (See Instructions)

                                    IA, CO


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                                                               Page 3 of 5 Pages


Item     1(a)     Name of Issuer: TrueYou.Com, Inc. (the "Issuer").

         1(b)     Address of the Issuer's Principal Executive Offices:
                  232 Madison Avenue, Suite 906, New York, New York  10016

Item     2(a) - (c)        Name, Principal Business Address, and Citizenship of
                           Person Filing:
                           Pequot Capital Management, Inc.
                           500 Nyala Farm Road, Westport, CT, 06880 which is a Connecticut corporation.

         2(d) Title of Class of Securities: Common Stock, $0.001 par value

         2(e) CUSIP Number: 897876108

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item     4.       Ownership:

                  Ownership as of December 31, 2007 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

                  The number of shares reported in items (5) - (9) and (11) consists of: (i) 18,783,056 shares of Common Stock issuable upon exercise of a warrant to purchase 1,878.31 shares (the "Series B Shares") of Series B Convertible Preferred Stock of the Issuer, par value $0.001 per share (the "Series B Preferred Stock"), which converts into Common Stock at the rate of one share of Series B Preferred Stock to 1,000,000 shares of Common Stock; (ii) 895,012,452 shares of Common Stock issuable upon the conversion of 895.012452 shares (the "Series E Shares") of Series E Convertible Preferred Stock of the Issuer, par value $0.001 per share (the "Series E Preferred Stock"), which converts into Common Stock at the rate of one share of Series E Preferred Stock to 1,000,000 shares of Common Stock; and (iii) 7,264,218 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock (the "Common Stock Warrant"). The Series B and E Preferred Stock will automatically convert into Common Stock after the Issuer amends its Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable (i) all of the shares of Series E Preferred Stock to be converted at the applicable conversion number, and (ii) all shares of Series B Preferred Stock to be converted in accordance with their terms (the "Authorized Share Increase"). The Series E Preferred Stock is convertible into Common Stock at the option of the holder thereof at any time after the Authorized Share Increase. If the Common Stock Warrant is exercised prior to the Authorized Share Increase, the Common Stock Warrant is exercisable to purchase an equivalent amount of Series B Preferred Stock.

Item     5.       Ownership of Five Percent or Less of a Class:

                  Not applicable.


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                                                               Page 4 of 5 Pages


Item     6.       Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The Reporting Person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Act, four accounts of the Reporting Person, Pequot Healthcare Offshore Fund, Inc., Pequot Navigator Offshore Fund, Inc., Pequot Diversified Master Fund, Ltd. and Premium Series PCC Limited Cell 32, each owns of record more than 5% of the Issuer's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item     8.       Identification and Classification of Members of the Group:

                  Not applicable.

Item     9.       Notice of Dissolution of Group:

                  Not applicable.

Item     10.      Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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                                                               Page 5 of 5 Pages
                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008          PEQUOT CAPITAL MANAGEMENT, INC.

                                  By:      /s/ Aryeh Davis
                                           ---------------------------
                                  Name:    Aryeh Davis
                                  Title:   Chief Operating Officer,
                                           General Counsel and Secretary